

February 14, 2011

Mr. Paul Petit
Principal Executive, Financial and
Accounting Officer
Naprodis, Inc.
13250 Gregg Street, Suite F
Poway, California 92064

> **Re:** **Naprodis, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 4 filed January 18, 2011**
> **File No. 333-122009**

Dear Mr. Petit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

"The price of the stock purchased by investors may be negatively impacted because there is no minimum amount of shares to be sold pursuant to this offering," page 4

1. We note your response to comment 2 and reissue the comment. The possible inverse correlation between the number of shares sold in the offering and the stock price and the reasons for such linkage has not been articulated and is not readily apparent from the subheading. Please expand the discussion to provide additional information relative to the risk you are attempting to describe and the possible impact of such risk on the price of your shares. If the risk you are attempting to describe is the same as the discussion on page 4 immediately following the heading "Risk Factors Related to our Business," please consider combining the presentation into one risk factor subheading and discussion.

Risk Factors – General

2. We note your response to our prior comment 3 and reissue the comment. In light of Dr. Petit's position as the Principal Financial Officer and the Principal Accounting Officer of the registrant, and his lack of experience in accounting and financial reporting, the auditor's opinion does not negate the risk that the company may experience disclosure and financial reporting controls problems in the future. Please include a risk factor which fully discusses the risks related to Dr. Petit's limited practical experience in financial reports and public accounting specifically with regard to reporting entities.

3. We note your response to comment 5. Please confirm whether the company has any intention to conduct operations in Europe and whether S.A.R.L. Naprodis has any intention to conduct operations in the United States. In addition, please tell us whether there are any agreements or understandings regarding competition between these two companies. We may have additional comments.

Dilution and Comparative Share Data, page 5

4. It appears that your dilution computations for the various assumed share issuances in your offering exclude transaction costs. Please revise your dilution computations to include the proceeds from your offering scenarios net of transaction costs.

Management's Discussion and Analysis and Plan of Operations, page 8

5. Refer to your response to our comment 14 and we reissue our comment in part. Regulation S-K states "…which are readily computable from the financial statements." When there is more than one reason to explain significant increases and decreases to line items discussed, please also indicate the extent (i.e. quantify in dollar and percentage amounts) to which income was affected in accordance with Item 303 of Regulation S-K. With regards to your increase in revenues, quantify how much of the increase relates to changes in volume and changes in prices for existing products and separately quantify the impact of the launch of your new personal care products line as required by Item 303(a)(3)(iii) of Regulation S-K.

6. We noted your response to our comment 15. Please revise to properly reflect the cash on hand at the beginning of the period as $594 represents the net increase in cash for the year ended August 31, 2010. In addition, provide the same disclosure for the year ended August 31, 2009.

Business

General, page 10

7. We noted your response and revised disclosure to our comment 18. Please disclose the total percentage of sales the products you have disclosed here represent of your total gross sales.

Report of Independent Registered Public Accounting Firm

8. Please have your auditors correct the audit period referenced in the first line of their report to properly reflect 2010 instead of 1010.

Annual Financial Statements
General

9. Please update your financial statements and financial information pursuant to Rule 8-08 of Regulation S-X.

Statement of Cash Flows, page 3

10. Please revise your 2010 statement to reflect your sale of common stock as a financing activity as required by ASC 230-10-45-14a.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 5

11. We acknowledge your response to our comment 30 and we reissue our comment. Please revise your disclosure to report your revenues for each product or group of similar products as required by ASC 280-10-50-40. It does not appear reasonable to group all your products into a single group as indicated in your response. It appears at a minimum that you may be able to group your products based on the categories identified on your website (i.e. aromatherapy, personal care, body care, nutrition, etc.).

Note 4 – Provision for Income Taxes, page 9

12. We acknowledge your response to our comment 35 and your revised disclosure. Please provide all the required disclosures under ASC 740-10-50. Please also specifically address the following in your revised disclosure:

   - Revise your disclosure to clarify when valuation allowances are recognized as "when necessary" is vague. In this regard, specifically state that the valuation allowance is recognized "if it is more likely than not that some portion or all of the deferred tax asset will not be realized." Refer to 740-10-55-7.

   - Disclose when your operating loss carryforwards expire. Refer to 740-10-50-3a.

Mr. Paul Petit
Naprodis, Inc.
February 14, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William T. Hart, Esq.